John Hancock Funds II
601 Congress Street
Boston, Massachusetts 02210

September 23, 2016

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re: John Hancock Funds II (the “Trust”)

Amendment to Registration Statement on Form N-1A

Dear Mr. Oh:

We submit this letter in response to comments received by telephone on August 24, 2016, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 170 under the Securities Act of 1933, as amended, and Amendment No. 171 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on July 8, 2016, accession no. 0001133228-16-010760 (the “Amendment”). The Amendment relates to the registration of Class NAV shares of each of Strategic Equity Allocation U.S. Fund and Strategic Equity Allocation International Fund, each a newly established series of the Trust (each, a “Fund” and, together, the “Funds”).

As an initial matter, the Trust notes that the Funds’ names have been changed to U.S. Strategic Equity Allocation Fund and International Strategic Equity Allocation Fund, respectively. The Trust will update the names of the Funds on the SEC’s EDGAR database.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment. Also, unless otherwise noted, the following comments and responses relate to each Fund.

I.	Prospectus Comments

1.	Comment — Please add captions regarding the title of securities being registered and the approximate date of the proposed public offering, as well as appropriate disclosures following each of those captions to the facing page of the Amendment.

Response — The Trust has made the requested changes.

2.	Comment — Please provide exchange ticker symbols on the front cover of the Fund’s prospectus and Statement of Additional Information (“SAI”).

Response — The ticker symbol of the stated class of shares of the Fund will be included on the cover of the appropriate prospectus and SAI when such class of shares is offered to the general public.

3.	Comment — Principal Investment Strategies

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a.	With respect to U.S. Strategic Equity Allocation Fund, please disclose how the Fund intends to comply with its policy of “investing under normal market conditions at least 80% of its net assets (plus any borrowings for investment purposes) in U.S. equity securities of any market capitalization” (the “80% Policy”) by disclosing how “U.S. equity securities” are economically tied to the United States.

Response — In response to the staff’s comment, the Trust will revise the first paragraph of U.S. Strategic Equity Allocation Fund’s principal investment strategies as follows (new disclosure underlined):

The fund seeks to achieve its investment objective by investing under normal market conditions at least 80% of its net assets (plus any borrowings for investment purposes) in U.S. equity securities of any market capitalization, including futures on indexes of equity securities. The fund defines U.S. equity securities as: (i) securities of issuers that are organized under the laws of the United States or that maintain their principal place of business in the United States; (ii) securities of issuers that are traded principally in the United States; or (iii) securities of issuers that, during the most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the United States or that have at least 50% of their assets in the United States. The fund's allocation to various markets and types of securities will be actively managed.

b.	With respect to investing in derivatives, please review the Fund’s principal investment strategies and principal risk disclosure to ensure the disclosure is not generic and fully describes how the Fund will use derivatives and the risks associated with this use. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010 (the “Derivatives Disclosure Letter”).

Response — The Trust confirms that it has reviewed the derivatives disclosure included in the Fund’s prospectus and has determined that it is consistent with the views set forth in the Derivatives Disclosure Letter.

c.	The disclosures state that the Fund may invest in derivatives. Please explain how derivatives will be valued for purposes of the Fund’s 80% test. The staff notes that the Fund should not use notional value to value derivatives.

Response — The Fund reserves the right to use derivatives to count towards is 80% investment policy. The Fund generally uses market value to value derivatives in connection with its 80% investment policy.

d.	The Fund’s principal investment strategy disclosure states that the Fund may engage in credit default swaps and total return swaps. Therefore:

i.	Please disclose the types of total return swap transactions in which the Fund may engage.

Response — The Trust has determined that the Fund will not engage in total return swap transactions or credit default swaps. Therefore, in response to the staff’s comment, the Trust has removed references to “total return swaps” and “credit default swaps” from the Amendment.

ii.	If the Fund engages in total return swaps, the staff notes that the Fund must set aside an appropriate amount of segregated assets. See generally, Investment Company Act Release No. 10666 (Apr. 18, 1979). Additionally, please be aware that the SEC or its staff could issue future guidance related to derivatives (such as total return swaps)

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and leverage, including guidance related to coverage requirements, which could impact the manner in which the Funds operate.

Response — The Trust acknowledges the staff’s comment and is aware that the SEC or its staff could issue further guidance related to derivatives (such as total return swaps) which could impact the manner in which the Fund operates.

iii.	If the Fund intends to write credit default swaps, please confirm to the staff that the Fund will segregate the full notional amount of the credit default swap to cover such obligations.

Response — The Trust has determined that the Fund will not engage in total return swap transactions or credit default swaps and has removed references to “total return swaps” and “credit default swaps” from the Amendment. Accordingly, the Trust respectfully notes that a response is not necessary to this comment.

4.	Comment — Under the heading “Portfolio management”:

a.	Under “Fund summary,” please clarify with which entity the portfolio managers are employed.

Response — As the Fund’s subadvisor is clearly identified, the Trust respectfully submits that the portfolio managers are reasonably understood to be employed by the subadvisor. Accordingly, the Trust declines to make any changes in response to this comment.

b.	Under both “Fund summary” and “Who’s who,” please insert a date in lieu of “Since inception” for each portfolio manager’s length of service.

Response — Generally, the date that a newly established John Hancock fund (such as the Fund) commences operations is not known at the time that the fund’s shares are registered with the SEC. Thus, if a portfolio manager is expected to manage the fund when it commences operations, the John Hancock funds’ usual practice is to disclose that the portfolio manager has managed the fund since inception, in order to preserve flexibility in disclosure for new funds. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

5.	Comment — Under the heading “Investment advisor”:

a.	For clarity, in the second sentence of the second paragraph following the address for John Hancock Advisers, LLC, please define “advisor.”

Response — The Trust believes that the word “advisor” as used in the prospectus is reasonably understood to refer solely to John Hancock Advisers, LLC, which is identified in both “Fund summary — Investment management” and “Who’s who — Investment advisor” as the “investment advisor.” The terms “advisor” and “investment advisor” are used interchangeably in the prospectus. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

6.	Comment — Under the heading “Management fee,” please disclose the period to be covered by the applicable shareholder report, i.e., the annual or semiannual shareholder report, pursuant to Item 10(a)(1)(iii) of Form N-1A.

Response — The Trust respectfully notes that under disclosure states: “A discussion regarding the basis for the Board’s approval of the advisory and subadvisory agreements for the Fund will be

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available in its first shareholder report.” As the commencement date of the Fund’s operations is uncertain, the Trust believes that this statement more precisely describes the shareholder report in which such Board discussion will appear. Therefore, the Trust respectfully declines to make any changes in response to this comment.

7.	Comment — Under “Who’s who,” please add disclosure regarding the Fund’s transfer agent. Please add disclosure responsive to this comment to the SAI as well.

Response — Supplementally, the Trust notes that the Fund does not employ the services of a transfer agent with respect to its Class NAV shares. Accordingly, disclosure regarding the transfer agent was properly excluded from the Amendment. The Trust respectfully declines to make any changes in response to this comment.

8.	Comment — Under the heading “Additional information,” please delete the last clause of the last sentence of the second paragraph, reading “that may not be waived” or disclose what rights may be waived. The staff believes this implies that the Trust will not impinge on rights that cannot be waived, but may impinge on rights that can be waived. The staff does not want the disclosure to imply that waivable rights are automatically waived.

Response — The Trust believes that it is important to note that investors and others may have rights under federal or state securities laws that may not be waived. The Trust respectfully disagrees that the disclosure implies that waivable rights are automatically waived. The Trust notes that the disclosure clearly states that the prospectus, SAI, or any contract filed as an exhibit to the Fund’s registration statement does not create rights other than those conferred explicitly by federal or state law, which rights may not be waived. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

9.	Comment — Under the heading “Transaction policies,” please remove references to multiple share classes as each prospectus in the Amendment only contains information with respect to a single share class. Please revise the prospectuses elsewhere, as appropriate.

Response — The Trust has made the requested change.

10.	Comment — Under the heading “Excessive trading,” please disclose that excessive short term trading may adversely impact the performance of the Fund.

Response — The Trust respectfully notes that the effects of excessive short term trading on Fund performance are discussed in the following excerpt under “Transaction policies — Excessive trading risk”:

To the extent that the fund or its agent is unable to curtail excessive trading practices in the fund, these practices may interfere with the efficient management of the fund's portfolio and may result in the fund engaging in certain activities to a greater extent than it otherwise would, such as maintaining higher cash balances, using its line of credit, and engaging in increased portfolio transactions. Increased portfolio transactions and use of the line of credit would correspondingly increase the fund's operating costs and decrease the fund's investment performance. Maintenance of higher levels of cash balances would likewise result in lower fund investment performance during periods of rising markets. (emphasis added)

Accordingly, the Trust respectfully declines to make any changes in response to this comment.

11.	Comment — Under the heading “Limitation on exchange activity,” the disclosure states: “Decisions to reject or cancel purchase orders (including exchanges) in the fund are inherently subjective and will

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be made in a manner believed to be in the best interest of the fund's shareholders.” Please disclose if the Funds do not apply limitations on exchange activity in a uniform manner.

Response — As the Trust believes that it applies its limitations on exchange activity in a uniform manner, the Trust respectfully declines to make any changes in response to this comment.

12.	Comment — Please confirm that disclosure regarding “Account information,” “Certificated shares,” and “Sales in advance of purchase payments” have appropriately been excluded from the Funds’ prospectuses.

Response — The Trust so confirms. Supplementally, the Trust notes that the disclosures noted by the staff above are not applicable to Class NAV shares of the Funds.

II.	SAI Comments

13.	Comment — With respect to the Funds’ investment restrictions, please disclose how “diversified investment company” is defined in the 1940 Act, as stated in Restriction Number 2, “Diversification,” similar to that which is included for the terms “Concentration,” “Borrowing,” “Commodities,” etc., under the heading “Additional Information Regarding Fundamental Restrictions.”

Response — The Trust has made the requested change.

14.	Comment — On page 49, under the heading “Those responsible for management”:

a.	Please use age in lieu of birth year per Item 17(a) of Form N-1A in the tables of Trustees and Officers.

Response — Because the John Hancock fund complex is composed of over 200 funds with various fiscal year ends, numerous registration statement amendments are filed over the course of a year, including annual updates, new funds, and new share classes. As a result, it has been determined that stating the birth year of the Trustees and Officers is an administratively efficient method of providing information regarding the Trustees’ and Officers’ ages, and is responsive to Item 17 of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

b.	Please revise the tables with respect to Trustees to confirm to the formatting of Item 17(a) of Form N-1A, i.e., apply the same columns and column captions.

Response — The Trust believes that the presentation of Trustee information in the SAI is responsive to Item 17 of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

c.	Please revise the table under the heading “Trustee Ownership of Shares of the Fund” to use the format prescribed by Item 17(b) of Form N-1A. Specifically, please do not use symbols, instead insert values directly into the table.

Response — The Trust believes that the disclosure of Trustee ownership of the Fund and other funds in the complex in the SAI is responsive to Item 17 of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

d.	Under “Subadvisory fees,” in lieu of the current disclosure, disclose the actual method of calculating the subadvisory fees per Item 19(a)(3) of Form N-1A.

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Response — The Trust respectfully notes that Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Fund.” As the subadvisory fees are paid by the advisor, and not the Fund, the Trust respectfully declines to make any changes in response to this comment.

15.	Comment — Please disclose whether persons who receive information regarding portfolio holdings are required to refrain from trading on this information until it is public.

Response — We note that this section states, in pertinent part, that “Exceptions to the portfolio holdings release policy can be approved only by the Trust’s Chief Compliance Officer (“CCO”) or the CCO’s duly authorized delegate after considering: .. . . (b) the procedures that will be used to ensure that such information remains confidential and is not traded upon.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Funds, intends to file definitive forms of prospectuses and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 663-4311.

Sincerely,

/s/ Thomas Dee
Thomas Dee
Assistant Secretary